Exhibit (a)(11)

                                 NEWS RELEASE


         STERLING SOFTWARE SUCCESSFULLY COMPLETES TENDER OFFER FOR
                        INTERLINK COMPUTER SCIENCES

      Dallas, TX, April 27, 1999 -- Sterling Software, Inc. (SSW-NYSE) today announced the completion of the cash tender offer to purchase all the outstanding shares of common stock of Interlink Computer Sciences, Inc. (INLK-NASDAQ) at a price of $7.00 per share by a wholly owned Sterling Software subsidiary.

      Sterling Software reported that a total of 9,416,968 shares of Interlink Computer Sciences common stock were tendered pursuant to the tender offer (including 75,432 shares subject to guarantees of delivery), which expired at 12:00 midnight, New York City time, on April 26, 1999, and that all such shares have been accepted for payment. After giving effect to the purchase of the shares tendered, Sterling Software beneficially owned approximately 95.2 percent of the outstanding Interlink Computer Sciences shares (including shares recently issued upon the exercise of outstanding options).

      Sterling Software also announced today that it and Interlink Computer Sciences intend to effect a merger pursuant to which Interlink Computer Sciences will become a wholly owned subsidiary of Sterling Software and all remaining Interlink Computer Sciences stockholders (other than Sterling Software) will have the right to receive the same $7.00 per share in cash paid in the tender offer. Sterling Software anticipates announcing the completion of the merger transaction within a few days.

      Sterling Software is a leading provider of software and services for the application development, information management, systems management and federal systems markets. The company is ranked among Business Week's 1998 "Info Tech 100" as one of the world's best performing information technology companies. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,600 employees in 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

 Contact:

 Julie Kupp
 VP, Investor Relations
 Sterling Software, Inc.
 (214) 981-1000
 julie_kupp@sterling.com